1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

News Release

Contact:

Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

SPIL Board of Directors announced dividend record date

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: June 27, 2013

Taichung, Taiwan, June 27, 2013 – Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, and announced cash dividend record date:

1. SPIL Board of Directors also announces cash dividend record date:

Taiwan Common Shares:

Ex-dividend Date: July 15, 2013;

Record Date: July 21, 2013;

Book closure Period: July 17, 2013 to July 21, 2013.

American Depositary Shares:

Ex-dividend Date: July 15, 2013;

Record Date: July 17, 2013.

Cash Dividend:

The Company transferred 38,042,000 shares of treasury stock to its employees, which increased the outstanding shares and adjust the dividend yield ratio and the cash distribution ratio accordingly.

The cash dividend distribution of 2012 profits to the common share holders will be adjusted from NT$ 1.37 to NT$ 1.353276 per share. The cash distribution from capital reserve will be adjusted from NT$ 0.3 to NT$ 0.296337 per share.

Payment date: Aug 9, 2013.

For ADR inquires, please contact Citibank Depositary Services.

Toll Free: 1-877-248-4237

Outside USA: 1-781-575-4555

Email : Citibank@shareholders-online.com

Or Ms. Evangeline Sia : 1-212-816-6671; Email : evangeline.sia@citi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date:	June 27, 2013	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer